March 24, 2009

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

Re:	Your letter dated March 20, 2009
Charming Shoppes, Inc., File No. 000-07258
Schedule 14A filed April 2, 2008
Form 10-Q for the fiscal quarter ended November 1, 2008

Dear Mr. Reynolds:

The following information is provided in response to your letter of March 20, 2009.  Unless the context indicates otherwise, the term “Company” as used herein refers to Charming Shoppes, Inc., and the term “Commission” as used herein refers to the United States Securities and Exchange Commission.  Additionally, the term Fiscal 2009 refers to the fiscal year ended January 31, 2009.  The boldface headings in the following information refer to the headings and numbered comments included in your letter, and are listed in the order that they appear in your letter.

Mr. John Reynolds
Securities and Exchange Commission
March 24, 2009

Schedule l4A
Compensation of Executive Officers, page 14

1.
We note your response to prior comment nine from our letter dated January 30, 2009. In your response you indicate that you will disclose your free cash flow targets with respect to your 2007-09 performance shares. Please provide us with your draft disclosure. To the extent that these targets, or your performance against these targets, are currently unknown, or have yet to be disclosed, you may omit such figures in your draft disclosure provided your response appropriately identifies where the actual figures will be presented.

Response:

We are currently in the process of drafting our 2009 Proxy Statement which we expect to file in May 2009.  We will provide the Commission with the agreed upon disclosures to the above comment as soon as the applicable disclosures are completed.

Mr. John Reynolds
Securities and Exchange Commission
March 24, 2009

Form 10-Q for the fiscal quarter ended November 1, 2008
Note 1. Condensed Consolidated Financial Statements, page 7
Discontinued Operations, page 7

2.
We note from your response to comment 10 of our letter dated January 30, 2009, that you intend to restate your quarterly financial information to reflect the correct amounts for the loss from discontinued operations and net income/(loss). Please provide us with the disclosure that you intend to include in your Fiscal 2009 Form 10-K. In your response, tell us how you satisfied the disclosure requirements set forth in paragraph 26 of SFAS 154 related to the correction of errors.

Response:

As noted in our response letter dated February 25, 2009, below is the unaudited quarterly financial information to be included in the notes to our Fiscal 2009 Form 10-K.   The first three fiscal quarters has been restated to reflect the correct amounts for the loss from discontinued operations and net income/(loss) for the effects of the error disclosed in our Fiscal 2009 third quarter financial statements.  Additionally we have made the disclosure requirements set forth in paragraph 26 of SFAS 154 as follows:

•	Disclosed that the previously issued financial statements for the first three fiscal quarters have been restated, along with a description of the nature of the error

•	Disclosed the effect of the correction for each of the first three fiscal quarters by financial statement line item and the per-share amounts affected

•
Paragraph 26 of SFAS 154 requires disclosure of the cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.  As the above error occurred and was corrected within the same fiscal year, such disclosures were not applicable.

Mr. John Reynolds
Securities and Exchange Commission
March 24, 2009

NOTE 22.  QUARTERLY FINANCIAL INFORMATION (Unaudited)

	First		Second		Third		Fourth
(In thousands, except per share amounts)	Quarter		Quarter		Quarter		Quarter

Fiscal 2009
Net sales	$641,346		$648,616		$553,066		$631,870
Gross profit	194,163		174,748		124,728		134,305
Income/(loss) from continuing operations	657	(1)	(3,710	)(2)	(57,785	)(3)	(108,451	)(4)
Loss from discontinued operations(5)	(45,894)		(5,153)		(23,875)		0
Net loss(5)	(45,237	)(1)	(8,863	)(2)	(81,660	)(3)	(108,451	)(4)
Basic net income/(loss) per share:
Continuing operations	$.01	(1)	$(.03	)(2)	$(.50	)(3)	$(.94	)(4)
Discontinued operations(5)	(.40)		(.05)		(.21)		.00
Net loss(5)(6)	(.39	)(1)	(.08	)(2)	(.71	)(3)	(.94	)(4)
Diluted net income/(loss) per share:
Continuing operations	.01	(1)	(.03	)(2)	(.50	)(3)	(.94	)(4)
Discontinued operations(5)	(.40)		(.05)		(.21)		.00
Net loss(5)(6)	(.39	)(1)	(.08	)(2)	(.71	)(3)	(.94	)(4)
____________________
(1) Includes restructuring charges of $3,611 ($2,257 after tax or $(.02) per diluted share). See “NOTE 14. RESTRUCTURING AND OTHER CHARGES” above.

(2) Includes restructuring and other charges of $14,945 ($9,341 after tax or $(.08) per diluted share). See “NOTE 14. RESTRUCTURING AND OTHER CHARGES” above.

(3)     Includes store impairment charges of $20,216 ($(.18) per diluted share) and restructuring and other charges of $6,391 ($(.06) per diluted share). See “NOTE 13. IMPAIRMENT OF STORE ASSETS, GOODWILL, AND TRADEMARKS” and “NOTE 14. RESTRUCTURING AND OTHER CHARGES” above.

(4)     Includes store impairment charges of $16,576 ($(.14) per diluted share), goodwill and trademark impairment charges of $44,706 ($(.39) per diluted share), and restructuring charges of $8,198 ($(.07) per diluted share). See “NOTE 13. IMPAIRMENT OF STORE ASSETS, GOODWILL, AND TRADEMAR,S” and “NOTE 14. RESTRUCTURING AND OTHER CHARGES” above.

(5)     Loss from discontinued operations and net loss and the related per-share amounts as previously reported for the first three quarters have been restated for excess tax benefits related to discontinued operations of $10,780 ($(.09) per diluted share) recognized in the first quarter and $526 ($(.01) per diluted share) recognized in the second quarter that were reversed in the third quarter of $11,306 ($.10 per diluted share) as a result of the correction of an error. The loss from discontinued operations for the first quarter included an estimated loss on disposition of $39,170 ($(.34) per diluted share), net of a tax benefit of $6,081.

(6) Results may not add due to rounding.

Mr. John Reynolds
Securities and Exchange Commission
March 24, 2009

Inasmuch as the Company is currently in the process of drafting its Report on Form 10-K for the fiscal year ended January 31, 2009, which has a filing deadline of March 31, 2009, your immediate attention and response to this letter is respectfully requested.  Further questions or responses in connection with the foregoing should continue to be directed to the following:

Mr. Eric M. Specter
Executive Vice President and Chief Financial Officer
Charming Shoppes, Inc.
3750 State Road
Bensalem, PA 19020

We also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any preceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your questions and comments.

Sincerely,

CHARMING SHOPPES, INC.

/S/ ERIC M. SPECTER
Eric M. Specter
Executive Vice President
Chief Financial Officer

cc:	Patrick T. Pruitt, Partner
Ernst & Young LLP
Suite 4000
2001 Market Street
Philadelphia, PA 19103-7096